Shipyard Group

c/o Shipyard Capital Management LLC

1477 Ashford Avenue, #2006

San Juan, PR 00907

May 24, 2023

BY EDGAR AND EMAIL

Michael Killoy, Esq.
Attorney
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Pacific Coast Oil Trust Preliminary Proxy Statement filed by Shipyard Capital LP et al. Filed May 8, 2023 File No. 001-35532

Dear Mr. Killoy:

On behalf of the Shipyard Group, we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 17, 2023, concerning the Shipyard Group’s preliminary proxy statement on Schedule 14A filed with the Commission on May 8, 2023 (the “Proxy Statement”), in respect of Pacific Coast Oil Trust (the “Company”).

In connection with the submission of this letter, the Shipyard Group is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Shipyard Group’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while any page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meanings given to them in the Amended Proxy Statement.

PREC 14A filed May 8, 2023

General

1.	Please file a form of your proxy card. See Rule 14a-6(a).

The Shipyard Group has included a form of proxy card with the Amended Proxy Statement.

Michael Killoy, Esq.

May 24, 2023

2.	On the first page of the proxy statement, please state the approximate date on which the proxy statement and form of proxy are first sent or given to security holders. See Item 1(b) of Schedule 14A.

The Shipyard Group has revised the Amended Proxy Statement to include the requested disclosure.

3.	We note Evergreen Capital Management LLC is identified as “dba Evergreen Gavekal” in the Schedule 13D filed on April 4, 2023 by Evergreen, Shipyard, Cedar Creek and Walter C. Keenan. Please clarify throughout the filing.

The Shipyard Group has revised the Amended Proxy Statement to include the requested clarification.

4.	We note that the persons filing the proxy statement include Carson Mitchell and Tim Eriksen. Please revise to include such persons as participants, or advise. In addition, please ensure that disclosure responsive to the requirements of Items 4 and 5 of Schedule 14A is provided for all participants in the solicitation.

The Shipyard Group has revised the Amended Proxy Statement to clarify that Messrs. Mitchell and Eriksen are participants in the solicitation. The Shipyard Group notes that the solicitation is not subject to Rule 14a-12(c) and, accordingly, certain portions of Items 4 and 5 of Schedule 14A are not applicable.

5.	Please provide disclosure responsive to Item 23 of Schedule 14A.

The Shipyard Group has revised the Amended Proxy Statement to include the requested disclosure.

6.	We note the following disclosure on page 4 (as well as similar disclosure at the bottom of page 7): “Removal of the Trustee requires the affirmative vote of Unitholders holding a majority of the Units represented in person or by proxy at the Special Meeting (assuming a quorum is present). Accordingly, abstentions and broker non-votes will have the effect of votes ‘AGAINST’ this proposal.” Please explain the legal basis for making the statement in the final sentence. In that regard, we note that Section 8.03 of the Trust Agreement includes the following provision: “Abstentions and broker non-votes shall not be deemed to be a vote cast.”

Michael Killoy, Esq.

May 24, 2023

The Shipyard Group respectfully notes that Section 8.03 of the Trust Agreement provides that “the presence in person or by proxy of Record Date Trust Unitholders holding a majority of the Trust Units held by all Record Date Trust Unitholders shall constitute a quorum,” but there is no requirement that such Unitholders present in person or by proxy be entitled to vote. Therefore, if a proxy is returned by a broker and does not indicate how that proxy should be voted because the beneficial owner did not instruct the broker how to vote (a broker non-vote), it is still counted for purposes of determining a quorum because the Trust Units represented by that proxy are considered to be present at the Special Meeting. Likewise, because the default voting standard in Section 8.03 of the Trust Agreement requires “the affirmative vote of Record Date Unitholders holding a majority of the Trust Units present in person or by proxy at a meeting where there is a quorum present” (again, no requirement that such Trust Units be entitled to vote), broker non-votes would be included in the denominator and therefore would count as a vote against such proposal.

Questions and Answers about the Special Meeting and the Proposals, page 2

7.	We note the following disclosure at the top of page 4: “If you return a properly signed Proxy Card but do not indicate how you want to vote, your Proxy Card will be counted toward meeting the quorum but will not be voted FOR or AGAINST the approval of either of the proposals.” This disclosure appears to contradict disclosure found elsewhere in the proxy statement that indicates that, in the absence of a voting choice having been specified, the proxy holder will vote the Units in accordance with the proxy holder’s recommendation. Please revise, or advise.

The Shipyard Group has revised the Amended Proxy Statement to clarify that uninstructed proxies will be voted in accordance with the recommendation of the Shipyard Group and in the discretion of the proxy holders as to any other matters that properly come before the Special Meeting.

Background of the Solicitation, page 6

8.	Please define “Final Prospectus.”

The Shipyard Group has revised the Amended Proxy Statement to include the requested clarification.

9.	In the final sentence on page 6, to avoid confusion, please change the tense of the phrase “the special meeting request is still being evaluated” (emphasis added), or advise.

The Shipyard Group has revised the Amended Proxy Statement to include the requested clarification.

Michael Killoy, Esq.

May 24, 2023

Proposal One - Removal of Trustee, page 7

10.	We note the following statement: “The Shipyard Group has not nominated or otherwise proposed a successor trustee.” With a view toward disclosure, please explain what consideration the Shipyard Group has given to nominating or proposing a successor trustee.

The Shipyard Group has revised the Amended Proxy Statement to include the requested disclosure.

Proposal Two - Amendment to the Trust Agreement, page 8

11.	Please explain the basis for the disclosure stating that the Trust will bear the costs of the Special Meeting if the proposal to amend the Trust Agreement is approved. On its face, the wording of the amendment appears to be ambiguous as to whether the costs of the Special Meeting itself (as opposed to the costs of future special meetings) would need to be covered.

It is the position of the Shipyard Group that the amendment to the Trust Agreement, if approved, would be applicable to the costs incurred by the Shipyard Group has in respect of the Special Meeting. The Shipyard Group notes that the Trust is not objecting to this position and has included similar disclosure in its preliminary proxy statement.

Attending the Special Meeting, page 10

12.	We note the following disclosure: “Failure to obtain a valid legal proxy from your broker, bank or other agent and then to register in advance to attend the Special Meeting make it impossible to participate in the Special Meeting and will result in the nonregistered Unitholder only being able to attend as a guest” (emphasis added). Please replace “participate in” with “vote at,” or advise.

The Shipyard Group has revised the Amended Proxy Statement to include the requested clarification.

13.	We note the following disclosure on page 11: “If you are a Beneficial Owner, you should have received a Proxy Card and voting instruction form from your broker, bank or other agent rather than directly from the Trust. Simply complete and mail the Proxy Card as instructed by your broker, bank or other agent to ensure that your vote is counted.” It is our understanding that, generally, street name holders receive voting instruction forms, but not proxy cards, from their banks or brokers. Please advise.

The Shipyard Group has revised the Amended Proxy Statement to include the requested clarification.

*      *      *

Michael Killoy, Esq.

May 24, 2023

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at carson@shipyardcapital.com.

Very truly yours,

Carson Mitchell